Exhibit 99.1

Ten-League International Holdings Limited Announces First Six Months of Fiscal Year 2026 Unaudited Financial Results

Ten-League International Holdings Limited

Interim Earnings Results for the six months ended

June 30, 2026

Financial highlights for the six months ended June 30, 2026

Revenue, net

	Six Months ended June 30,
	2025		2026
	S$’000%		S$’000	US$’000%
Sales of heavy equipment and parts	30,725	81.5	18,084	13,974	54.6

Engineering consultancy service income	1,116	3.0	8,586	6,634	25.9

Rental income	5,846	15.5	6,425	4,966	19.5

Total	37,687	100.0	33,095	25,574	100.0

Total revenue decreased by approximately S$4.6 million or 12.2% to approximately S$33.1 million (US$25.6 million) for the six months ended June 30, 2026 from approximately S$37.7 million for the six months ended June 30, 2025.

Sales of heavy equipment and parts decreased by approximately S$12.6 million, or 41.1%, to approximately S$18.1 million (US$14.0 million) for the six months ended June 30, 2026, from approximately S$30.7 million for the six months ended June 30, 2025. The decrease was primarily attributable to contractors’ greater use of rental equipment, delayed fleet replacement after significant fleet expansion over the past two years, and an oversupply of used equipment.

Engineering consultancy service income increased by approximately S$7.5 million, or 669.4%, to approximately S$8.6 million (US$6.6 million) for the six months ended June 30, 2026 from approximately S$1.1 million for the six months ended June 30, 2025 mainly due to the delivery and acceptance of 30 electric prime movers (ePM).

Rental income increased by approximately S$0.6 million, or 9.9%, to approximately S$6.4 million (US$5.0 million) for the six months ended June 30, 2026 from approximately S$5.8 million for the six months ended June 30, 2025. This increase was primarily attributable to higher rental demands given the economic uncertainty and high financing costs.

Cost of revenue

Cost of revenue decreased by approximately S$3.7 million or 12.8%, to approximately S$25.1 million (US$19.4 million) for the six months ended June 30, 2026 from approximately S$28.8 million for the six months ended June 30, 2025.

Cost of revenue of sales of heavy equipment and parts decreased by approximately S$10.8 million, or 41.2%, to approximately S$15.4 million (US$11.9 million) for the six months ended June 30, 2025 from approximately S$26.2 million for the six months ended June 30, 2025. This increase was mainly due to lower in sales and product mix.

Cost of revenue of engineering consultancy service income increased by approximately S$6.5 million or 1,897.1%, to approximately S$6.8 million (US$5.3 million) for the six months ended June 30, 2026 from approximately S$0.3 million for the six months ended June 30, 2025. Such increase was primarily attributable to the delivery and acceptance of 30 ePM.

Cost of revenue for equipment rental increased by approximately S$0.6 million, or 24.8%, to approximately S$2.9 million (US$2.2 million) for the six months ended June 30, 2026, from approximately S$2.3 million for the six months ended June 30, 2025, mainly due to higher depreciation expenses resulting from the expansion of the existing rental fleet.

Gross profit and gross profit margin

Gross profit decreased by approximately S$0.8 million or 10.1%, to approximately S$8.0 million (US$6.1 million) for the six months ended June 30, 2026 from approximately S$8.8 million for the six months ended June 30, 2025.

Gross profit margin increased by 0.5 percentage points to 24.0% for the six months ended June 30, 2026 from 23.5% for the six months ended June 30, 2025.

Gross profit margin for sales of heavy equipment and parts increased by approximately 0.2 percentage points to 15.0% for the six months ended June 30, 2026 from 14.8% for the six months ended June 30 2025. The increase was mainly due to better product mix and margin even though absolute sales value decreased.

Gross profit margin for engineering consultancy service income decreased by approximately 49.1 percentage points to 20.2% for the six months ended June 30, 2026 from 69.3% for the six months ended June 30, 2025. The decrease was mainly due to the delivery and acceptance of 30 ePM.

Gross profit margin for rental income decreased by 5.4 percentage points to 54.7% for the six months ended June 30, 2026 from 60.1% for the six months ended June 30, 2025. This decrease was mainly due to higher depreciation expenses.

Selling and distribution

Our selling and distribution expenses increased by approximately S$0.1 million, or 21.7%, to approximately S$0.4 million (US$0.3 million) for the six months ended June 30, 2026, from approximately S$0.3 million for the six months ended June 30, 2025, due to increase of staff salary and related costs.

General and administrative

The following table sets forth the breakdown of our general and administrative expenses for the periods indicated:

	Six Months ended June 30,
	2025		2026
	S$’000%		S$’000	US$’000%
Audit fee	102	1.8	87	67	1.7
Bank charges	452	8.0	138	107	2.6
Consultancy fees	-	-	375	290	7.2
Depreciation	667	11.8	99	77	1.9
Director’s fee	43	0.8	67	52	1.3
Investor relations expense	142	2.5	37	29	0.7
Legal and professional fess	-	-	111	86	2.1
Listing fees	-	-	46	36	0.9
Management fees	611	10.8	997	770	19.1
Provision for doubtful debts	935	16.5	-	-	-
Rental of open space and equipment	6	0.1	815	630	15.6
Referral fees	136	2.4	10	8	0.2
Staff costs	1,905	33.7	1,824	1,409	34.9
IPO expenses	198	3.5	-	-	-
Others	464	8.1	617	476	11.8
Total	5,661	100.0	5,223	4,037	100.0

Bank charges mainly relate to trade-related activities, such as letters of credit (L/Cs) and bills payable. The decrease was primarily due to fewer L/Cs being issued.

Consultancy fees were incurred for the advisory and business development services, including enhancing the company’s market presence, facilitating business relationships and networking opportunities, supporting investor and stakeholder communications.

Depreciation expense is charged on our plant and equipment which included (i) office equipment; (ii) motor vehicles; (iii) equipment accessories and (iv) right-of-use assets. The decrease of approximately S$0.6 million was mainly due to the expiry of rental of open space last Dec 2025 which was classified as right-of-use assets.

Rental of open space and equipment of approximately S$0.8 million (US$0.6 million) for the six months ended June 30, 2026, comprises mainly rental from the ultimate holding company and third parties of approximately S$0.6 million (US$0.5 million) and S$0.2 million (US$0.1 million) respectively. For the six months ended June 30, 2025, S$0.6 million in rental payments to the ultimate holding company was capitalised as a right-of-use asset because the lease term exceeded 12 months. The related expense was therefore recorded and disclosed under depreciation. By contrast, the rental period for the six months ended June 30, 2026, was for only six months. Both rental payments to ultimate holding company for the six months ended June 30, 2026 & 2025 were disclosed under related party transactions.

Legal and professional fees of approximately S$0.1 million (US$0.1 million) for the six months ended Jun 30, 2026, were mainly incurred for the advisory and consultancy of shares anti-split activities.

Management fees represent expenses charged by the ultimate holding company comprises employment cost, rental of office, open space and warehouse, allocation of director’s remuneration and expenses incurred for motor cars and trucks. Management fees increased by approximately S$0.4 million to approximately S$1.0 million (US$0.8 million) for the six months ended June 30, 2026 from approximately S$0.6 million for the six months ended June 30, 2025. The increase was mainly due to increase in headcount, benefits and annual adjustments.

No provision for doubtful debts was required for the period ended June 30, 2026, as provisions had already been made in the financial year ended December 31, 2025, for customers experiencing financial difficulty in settling their outstanding balances.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our administrative employees and directors’ remuneration. Staff costs decreased by approximately S$0.1 million to approximately S$1.8 million (US$1.4 million) for the six months ended June 30, 2026 from approximately S$1.9 million for the six months ended June 30, 2025. The decrease mainly reflected an approximately S$0.2 million reduction in directors’ remuneration after the cost was transferred to Ten-League Corporations Pte Ltd (“TLC”), the Company’s controlling shareholder at the beginning of the year, partly offset by increased headcount and annual adjustments during the year.

Miscellaneous or other expenses were comprised of company secretarial and tax fees, insurance expenses, office supplies, repair and maintenance, vehicle upkeep, exchange losses and other general expenses.

Total other gain/(loss), net

The following table sets forth the breakdown of total other gain/(loss), net, for the periods indicated:

	Six Months ended June 30,
	2025	2026
	S$’000	S$’000	US$’000
(Loss)/Gain from disposal of plant and equipment	(30)	1	1
Interest income	94	186	144
Interest expense	(430)	(377)	(291)
Government grant	5	5	4
Exchange gain	251	-	-
Other income	204	87	67
Total	94	(98)	(75)

Gain on disposal of plant and equipment

Gain from disposal of plant and equipment comprises mainly motor vehicle.

Interest income

Interest income is earned from providing financing services to some specific customers buying equipment from us.

Interest expense

Interest expense remains stable at approximately S$0.4 million (US$0.3 million) for the six months ended June 30, 2026 and 2025 respectively.

Government grant

Government grant comprises mainly grants received for progressive wage credit scheme or PWCS.

Other income

Other income primarily comprises rental of accessories and parts, service charge, supply of manpower and back charge or recover of expenses incurred.

Income tax expense

For the six months ended June 30, 2026 and 2025, income tax expense comprised current tax expense net of non-tax-deductible expenses.

Cash flows

The following table summarizes our cash flows for the six months ended June 30, 2025 and 2026:

	Six Months ended June 30,
	2025	2026
	S$’000	S$’000	US$’000
Cash and cash equivalent at beginning of the period	686	10,684	8,256
Net cash provided by operating activities	10,025	9,952	7,691
Net cash provided/(used in) by investing activities	182	(7,136)	(5,514)
Net cash used in financing activities	(5,729)	(2,575)	(1,990)
Effect of exchange rate change on balance held in foreign currency	-	13	9
Net change in cash and cash equivalent	4,478	254	196
Cash and cash equivalent as at end of the period	5,164	10,938	8,452

Cash flows from operating activities

For the six months ended June 30, 2026, our net cash provided by operating activities was approximately S$10.0 million (US$7.7 million), primarily reflecting net income of approximately S$1.8 million (US$1.4 million), as adjusted by (a) positive changes of approximately S$2.6 million (US$2.0 million) in non-cash items primarily including depreciation of property and equipment and right-of-use assets, and gain on disposal of property and equipment; and (b) positive changes of approximately S$5.6 million (US$4.3 million) in working capital primarily reflecting (i) an increase of approximately S$2.6 million (US$2.0 million) in accounts receivable; (ii) a decrease of approximately S$0.6 million (US$0.4 million) in other receivables; (iii) an increase of approximately S$11.0 million (US$8.5 million) in inventories; (iv) a decrease of approximately S$0.6 million (US$0.5 million) in related parties; and (v) a decrease of approximately S$6.8 million (US$5.3 million) in accounts and other payables.

For the six months ended June 30, 2025, our net cash provided by operating activities was approximately S$10.0 million (US$7.9 million), primarily reflecting net income of approximately S$2.4 million (US$1.9 million), as adjusted by (a) positive changes of approximately S$2.9 million (US$2.3 million) in non-cash items primarily including depreciation of property and equipment and right-of-use assets, and loss on disposal of property and equipment; and (b) positive changes of approximately S$4.7 million (US$3.7 million) in working capital primarily reflecting (i) an increase of approximately S$1.6 million (US$1.2 million) in accounts receivable; (ii) a decrease of approximately S$0.4 million (US$0.3 million) in contract assets; (iii) an increase of approximately S$2.8 million (US$2.2 million) in inventories; (iv) an increase of approximately S$0.1 million (US$0.1 million) in related parties; (v) an increase of approximately S$0.1 million (US$0.1 million) in accounts and other payables and (vi) an increase of approximately S$0.5 million (US$0.4 million) in income tax payable.

Cash flows from investing activities

For the six months ended June 30, 2026, our net cash used in investing activities was approximately S$7.1 million (US$5.5 million), primarily consisting of purchases of property and equipment, sale proceeds from the disposal of property and equipment and payment received from finance lease receivables.

For the six months ended June 30, 2025, our net cash provided by investing activities was approximately S$0.2 million (US$0.1 million), primarily consisting of purchases of property and equipment, sale proceeds from the disposal of property and equipment and payment received from finance lease receivables.

Cash flows from financing activities

For the six months ended June 30, 2026, our net cash used in financing activities was approximately S$2.6 million (US$2.0 million) primarily consisting of proceeds from borrowings of approximately S$1.5 million (US$1.1 million), partially offset by repayment for capital and interest portions of lease liabilities of approximately S$4.1 million (US$3.1 million).

For the six months ended June 30, 2025, our net cash used in financing activities was approximately S$5.7 million (US$4.5 million) primarily consisting of proceeds from borrowings of approximately S$0.7 million (US$0.5 million), partially offset by (i) repayment for capital and interest portions of lease liabilities of approximately S$5.2 million (US$4.1 million), (ii) a decrease in bank borrowing of approximately S$0.3 million (US$0.2 million), and (iii) a decrease of approximately S$0.9 million (US$0.7 million) in deferred IPO expenses which would be capitalized on completion of the IPO exercise.

Capital Expenditures

Historically, our capital expenditure primarily consists of expenditures on equipment. We made capital expenditures of approximately S$8.9 million and S$7.6 million (US$5.9 million) in the six months ended June 30, 2025 and 2026, respectively. Out of which, approximately S$8.7 million and S$7.5 million are equipment transferred from inventories for the six months ended June 30, 2025 and 2026 respectively.

Accounts receivable, net

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of		As of
	December 31, 2025		June 30, 2026
	S$’000	US$’000	S$’000	US$’000
Within 30 days	4,799	3,732	3,803	2,939
Between 31 and 60 days	1,367	1,063	3,782	2,922
Between 61 and 90 days	2,261	1,758	1,249	965
Between 91 and 120 days	1,307	1,016	1,413	1,092
Between 121 and 180 days	2,867	2,230	699	540
Between 181 and 360 days	749	582	1,507	1,165
Over 360 days	1,060	825	131	101
Total account receivables, net	14,410	11,206	12,584	9,724

Movements in the provision for impairment of accounts receivable are as follows:

	As of		As of
	December 31, 2025		June 30, 2026
	S$’000	US$’000	S$’000	US$’000
Opening balance	3,053	2,374	1,901	1,469
Provision of loss allowance	1,442	1,121	-	-
Write-off of loss allowance	(2,594)	(2,017)	-	-
Closing balance	1,901	1,478	1,901	1,469

For the six months ended June 30, 2026, net amounts outstanding for more than 180 days from the invoice date were approximately S$1.6 million (US$1.3 million), of which only approximately S$0.1 million (US$0.1 million) had been outstanding for more than 360 days. Amounts outstanding for 181 to 360 days increased by approximately S$0.8 million or 101.2%, to approximately S$1.5 million (US$1.2 million) for the six months ended June 30, 2026, from approximately S$0.7 million for the six months ended June 30, 2025. This increase resulted from slow payments and the availability of installment payment arrangements. As of the date of this announcement, approximately S$1.0 million (US$0.8 million) had been collected since Jun 30, 2026.

For the year ended December 31, 2025, net amount owing for more than 120 days by invoice date was approximately S$4.7 million (US$3.6 million), of which net balance of S$1.0 million was attributable to a special arrangement requested by our Major Supplier, to extend the credit term to a local customer, approximately S$1.5 million was purchased by customer under bank financing. After year ended December 31, 2025, the outstanding amount under the special arrangement was fully collected. In addition, we received approximately S$1.2 million from the bank. The special arrangement requested by our major supplier to extend credit terms previously was fully collected as of Jun 30, 2026.

We determine, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecast economic and market conditions. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

During the six months ended June 30, 2026, no loss allowance was provided as most of it was provided for in the year ended December 31, 2025.

During the year ended December 31, 2025, approximately S$1.4 million (US$1.1 million) was provided as loss allowance. The provision was raised mainly due to customers experiencing financial difficulty in settling their outstanding balances.

Accounts payable

The general credit terms from our major suppliers are payment within 30-180 days. Our accounts payable decreased by approximately S$6.8 million to approximately S$4.7 million (US$3.6 million) as of June 30, 2026 from approximately S$11.5 million as of December 31, 2025.

We did not have any material default in payment of accounts payable during the six months ended June 30, 2026 from year ended December 31, 2025.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditure and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors, which further constrains our cash liquidity.

We had the following contractual obligations and lease commitments as of June 30, 2026:

Contractual Obligations	Total	Less than 1 year	2-5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000
Operating lease commitment	13,800	7,041	6,759	-
Bank borrowings	14,742	14,742	-	-
Total obligations	28,542	21,783	6,759	-

We had the following contractual obligations and lease commitments as of December 31, 2025:

Contractual Obligations	Total	Less than 1 year	2-5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000
Operating lease commitment	14,164	6,606	7,558	-
Bank borrowings	16,953	16,953	-	-
Total obligations	31,117	23,559	7,558	-

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from the initial public offering.

Bank indebtedness

Bank Borrowings	Terms of repayments	Annual interest rate	As of December 31, 2025		As of June 30, 2026
			S$’000	US$’000	S$’000	US$’000
Bills payable	-	-	16,953	13,184	14,742	11,392
Total			16,953	13,184	14,742	11,392

As of December 31, 2025 and June 30, 2026, bank borrowings majority of which are trade facilities were obtained from several financial institutions in Singapore.

Our bank borrowings currently are guaranteed by personal guarantees from Mr. Jison Lim and corporate guarantee provided by Ten-League Corporations Pte Ltd, the controlling shareholder.

Capital commitments

As of December 31, 2025 and June 30, 2026, we did not have any capital commitments.

Reverse share split

On April 6, 2026, the board of directors of Ten-League International Holdings Limited, a Cayman Islands exempted company (the “Company”), approved a reverse share split of the Company’s ordinary shares at a ratio of 1-for-10 (the “Reverse Share Split”), such that (a) every ten (10) issued ordinary shares of a par value of $0.000025 each will be combined into one (1) issued ordinary share of a par value of $0.00025 each and (b) any fractional shares will be rounded to the nearest whole share. As a result, the Company’s authorized share capital will be adjusted to US$500,000 divided into 2,000,000,000 ordinary shares with a par value of US$0.00025 each.

The reverse share split was approved by vote of the Company’s shareholders at its extraordinary meeting of shareholders meeting held on April 13, 2026.

On May 1, 2026, 16 ordinary shares were issued for no consideration to shareholders whose fractional shares were rounded up to the nearest whole share following the reverse share split.

Minimum bid price deficiency and compliance

The Company received a notice from The Nasdaq Stock Market LLC on September 9, 2025, stating that its share price had traded below the minimum bid price requirement of US$1.00 per share for 30 consecutive business days, resulting in non-compliance with Nasdaq Listing Rule 5550(a)(2). The company was initially given until March 9, 2026 to regain compliance but failed to do so and received a delisting determination on March 10, 2026.

The company requested a hearing, and the hearing was set for April 16, 2026. On May 12, 2026, the Nasdaq Hearings Panel allowed the company to remain listed, provided it regained compliance by May 15, 2026.

The company successfully met the requirement and was formally notified on May 26, 2026 that it had regained compliance. However, the company will remain under a Mandatory Panel Monitor until May 26, 2027. During this monitoring period, any future failure to maintain the minimum bid price requirement could result in an immediate delisting determination without the benefit of a standard grace period.

Off-Balance Sheet Transactions

As of December 31, 2025 and June 30, 2026, we do not have any outstanding off-balance arrangements and have not entered into any material off-balance sheet transactions or arrangements.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of estate duty or inheritance tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Singapore

Ten-League (E&T) and Ten-League (PES) are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

Translations of the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$0.7727 = S$1.00, as set forth in the statistical release of the Federal Reserve System on July 6, 2026. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the six months ended June 30, 2025 and 2026, the Company was involved in certain transactions, either at cost or current market prices, and on normal commercial terms with related parties.

The following table provides the transactions with these parties for the six months as presented:

	Six Months ended June 30,
Nature of transactions	2025	2026
	S$’000	S$’000
Ten-League Corporations Pte. Ltd.(1)
- Management fee charged	611	997
- Purchase of plant and equipment	21	80
- Purchase of spare parts	1,043	1,017
- Expenses paid on behalf	1,878	86
- Lease payments in respect of:
Factory premises	617	617

Sale of equipment	1,261	-
Sale of spare parts	-	18

Note:

(1)	- Controlling shareholder

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the period presented.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

		As of Dec 31,		As of Jun 30,	As of Jun 30,
	Note	2025		2026	2026
		S$’000		S$’000	US$’000
		(Audited)		(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents		10,684		10,938	8,452
Accounts receivable, net		14,410		12,584	9,724
Contract assets		79		650	502
Inventories		15,761		6,728	5,199
Deposits, prepayments and other receivables		2,996		2,157	1,667
Total current assets		43,930		33,057	25,544

Non-current assets:
Property and equipment, net		33,137		35,807	27,670
Right-of-use assets		11		9	7
Other receivables		304		338	261
Total non-current assets		33,452		36,154	27,938

TOTAL ASSETS		77,382		69,211	53,482

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		11,488		4,684	3,620
Amounts due to related parties		14,472		13,878	10,723
Bank borrowings		16,953		14,742	11,392
Lease liabilities		6,606		7,041	5,441
Income tax payable		993		1,038	802
Total current liabilities		50,512		41,383	31,978

Long-term liabilities:
Lease liabilities		7,558		6,759	5,223
Deferred tax liabilities		2,613		2,613	2,019
Total long-term liabilities		10,171		9,372	7,242

TOTAL LIABILITIES		60,683		50,755	39,220

Commitments and contingencies		-		-	-

Shareholders’ equity
Ordinary share, par value US$0.00025, 2,000,000,000 shares authorized, 2,940,451 ordinary shares issued and outstanding**		-	*	5,778	4,465
Additional paid-in capital		5,778		-	-
Retained earnings		10,921		12,665	9,787
Accumulated other comprehensive income		-	*	13	10

Total shareholders’ equity		16,699		18,456	14,262
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		77,382		69,211	53,482

* – denotes amount less than $’000.

** - On April 13, 2026, the Company effected a 1-for-10 reverse share spilt, whereby every ten (10) issued and outstanding ordinary shares were consolidated into one (1) ordinary share, with a corresponding increase in par value from $0.000025 to $0.00025 per share. All share and per share information presented in these financial statements have been retrospectively adjusted, where applicable, to reflect this share consolidation. The consolidation did not affect total shareholders’ equity. On May 1, 2026, 16 ordinary shares were issued for no consideration to shareholders whose fractional shares were rounded up to the nearest whole share following the reverse share split.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

		Six Months ended June 30,
	Note	2025	2026	2026
		S$’000	S$’000	US$’000
		(Unaudited)	(Unaudited)	(Unaudited)

Revenues, net		37,687	33,095	25,574

Cost of revenue		(28,840)	(25,140)	(19,427)

Gross profit		8,847	7,955	6,147

Operating cost and expenses:
Selling and distribution		(306)	(381)	(294)
General and administrative		(5,661)	(5,223)	(4,037)
Total operating cost and expenses		(5,967)	(5,604)	(4,331)

Profit from operations		2,880	2,351	1,816

Other income (expense):
(Loss)/Gain from disposal of plant and equipment		(30)	1	1
Interest income		94	186	144
Interest expense		(430)	(377)	(291)
Government grant		5	5	4
Exchange gain		251	-	-
Other income		204	87	67
Total other gain/(loss), net		94	(98)	(75)

Income before income taxes		2,974	2,253	1,741

Income tax expense		(591)	(509)	(393)

NET INCOME		2,383	1,744	1,348

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments		-	13	10

COMPREHENSIVE INCOME		2,383	1,757	1,358

Net income per share
Basic and diluted		0.86	0.59	0.46

Weighted average number of ordinary shares outstanding
Basic and diluted*		2,779,650	2,940,440	2,940,440

* - On April 13, 2026, the Company effected a 1-for-10 reverse share spilt, whereby every ten (10) issued and outstanding ordinary shares were consolidated into one (1) ordinary share, with a corresponding increase in par value from $0.000025 to $0.00025 per share. All share and per share information presented in these financial statements have been retrospectively adjusted, where applicable, to reflect this share consolidation. The consolidation did not affect total shareholders’ equity. On May 1, 2026, 16 ordinary shares were issued for no consideration to shareholders whose fractional shares were rounded up to the nearest whole share following the reverse share split.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	No. of	Additional paid-in	Retained	Currency translation		Total Shareholders’
	shares**	capital	earnings	Reserve		Equity
		S$’000	S$’000	S$’000		S$’000

Balance as of January 1, 2025	2,779,651	883	5,335	-		6,218
New shares issued	160,784	4,895	-	-		4,895
Net income for the period	-	-	5,586	-		5,586
Foreign currency translation adjustments	-	-	-	-	*	-	*
Balance as of December 31, 2025	2,940,435	5,778	10,921	-		16,699

Balance as of January 1, 2026	2,940,435	5,778	10,921	-		16,699
New shares issued	16	-	-	-		-
Net income for the period	-	-	1,744	-		1,744
Foreign currency translation adjustments	-	-	-	13		13
Balance as of June 30, 2025	2,940,451	5,778	12,665	13		18,456

* – denotes amount less than $’000.

** - On April 13, 2026, the Company effected a 1-for-10 reverse share spilt, whereby every ten (10) issued and outstanding ordinary shares were consolidated into one (1) ordinary share, with a corresponding increase in par value from $0.000025 to $0.00025 per share. All share and per share information presented in these financial statements have been retrospectively adjusted, where applicable, to reflect this share consolidation. The consolidation did not affect total shareholders’ equity. On May 1, 2026, 16 ordinary shares were issued for no consideration to shareholders whose fractional shares were rounded up to the nearest whole share following the reverse share split.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	Six Months ended June 30,
	2025	2026	2026
	S$’000	S$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	2,383	1,744	1,348
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	2,241	2,614	2,020
Depreciation of right-of-use assets	594	2	2
Loss on disposal of property and equipment	30	-	-
Change in working capital:
Accounts receivable	1,582	2,525	1,951
Contract assets	(342)	(571)	(441)
Inventories	2,791	10,991	8,493
Related parties	161	(594)	(459)
Accounts payable and accrued liabilities	122	(6,804)	(5,258)
Income tax payable	463	45	35
Net cash provided by operating activities	10,025	9,952	7,691

Cash flows from investing activities:
Proceeds from disposal of property and equipment	47	-	-
Repayment from finance lease receivables	371	436	337
Purchase of property and equipment	(236)	(7,572)	(5,851)
Net cash provided by/(used in) investing activities	182	(7,136)	(5,514)

Cash flows from financing activities:
Proceeds of bank borrowings	679	1,484	1,147
Deferred IPO expenses	(923)	-	-
Repayment of bank borrowings	(266)	-	-
Principal repayment of lease liabilities	(4,622)	(4,057)	(3,135)
Payment of deferred financing costs	(597)	(2)	(2)
Net cash used in financing activities	(5,729)	(2,575)	(1,990)

Effect on exchange rate change on balances held in foreign currency	-	13	9

Net change in cash and cash equivalent	4,478	254	196

BEGINNING OF PERIOD	686	10,684	8,256

END OF PERIOD	5,164	10,938	8,452

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	127	464	359
Cash paid for interest	430	377	291
Cash received from finance lease receivable interest	(94)	(185)	(143)
Operating lease asset obtained in exchange for operating lease obligations	-	-	-